



05038676

SECURI̶TIĖS AND EXCHANGE ̶C̶O̶MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Trading Institutional, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 E. Las Colinas Blvd., Suite 2222

(No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

Irving	Texas	75039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

RECEIVED
MAR 01 2005
SEC MAIL
WASH. D.C.
179

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Allan Peterson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Direct Trading Institutional, Inc._____ , as of __December 31_____ , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Principal_____
Title

PHILLIS A GAYLE
Notary Public
State of Texas
My Commission Expires
May 20, 2006

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DIRECT TRADING INSTITUTIONAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2004

DIRECT TRADING INSTITUTIONAL, INC.

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Direct Trading Institutional, Inc.

We have audited the accompanying statement of financial condition of Direct Trading Institutional, Inc., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Trading Institutional, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 28, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 4,717,504
Receivable from broker-dealers and clearing organizations	2,335,729
Prepaid services	757,176
Securities owned, at market value	29,750
Other assets	26,555
	$ 7,866,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 1,058,189
Services payable	4,088,511
Securities sold short, not yet purchased	172
	5,146,872

Stockholder's equity:

Capital stock, $.10 par, authorized 10,000 shares, 100 shares issued and outstanding	10
Additional paid-in capital	1,148,272
Retained earnings	1,571,560
Total stockholder's equity	2,719,842
	$ 7,866,714

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues:

Securities commissions	$ 38,754,033
Interest income	44,738
	38,798,771

Expenses:

Compensation and benefits	4,196,257
Commissions and clearance paid to all other brokers	9,218,190
Communications	290,598
Occupancy and equipment costs	173,240
Regulatory fees and expenses	49,388
Promotional costs	230,481
Other expenses	23,122,695
	37,280,849

Income before income taxes	1,517,922
Provision for federal income taxes	-0-
Net income	$ 1,517,922

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2003	100	$ 10	$ 1,148,272	$ 53,638	$ 1,201,920
Net income				1,517,922	1,517,922
Balances at December 31, 2004	100	$ 10	$ 1,148,272	$1,571,560	$ 2,719,842

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2004

Balance at December 31, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities

Net income	$ 1,517,922
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers	
and clearing organizations	(1,909,945)
Decrease in accounts receivable – officer	25,000
Increase in securities owned	(20,241)
Increase in prepaid services	(257,876)
Increase in other assets	(22,612)
Increase in accounts payable and accrued expenses	140,471
Increase in services payable	1,421,451
Decrease in securities sold short, not yet purchased	(42,793)
Net cash provided (used) by operating activities	851,377

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-

Net increase in cash and cash equivalents	851,377
Cash and cash equivalents at beginning of year	3,866,127
Cash and cash equivalents at end of year	$ 4,717,504

Supplemental schedule of cash flow information

Cash paid during the year for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Direct Trading Institutional, Inc. ("Direct") (the "Company") was formed February 15, 2001 and became effective as a broker-dealer registered with the National Association of Securities Dealers ("NASD") in August 2001. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker dealer. The Company is a Texas corporation and is a wholly-owned subsidiary of Direct Trading Management, L.P. (the "Parent"). The Company's customers are located throughout the United States.

Direct conducts some of its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. The Company executes brokerage transactions for investment advisors, money managers, plan sponsors, and limited partnerships (Money Managers) at a negotiated commission rate. As an incentive to use the facilities of Direct for the execution of such brokerage transactions, Direct has developed a system to provide third party research services to Money Managers based upon the frequency of use of its facilities.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred in behalf of Money Managers that elect not to use the facilities of Direct for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2004 these prepaid services were $757,176. These methods are in accordance with the guidelines suggested by the Securities and Exchange Commission.

The Company has elected to report its income as a qualified subchapter S subsidiary for federal income tax purposes. A qualified subchapter S subsidiary passes its taxable income on to its Parent, who reports the income on its return. Accordingly, the Company does not reflect a provision for federal income taxes in its financial statements.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Note 1 -   Summary of Significant Accounting Policies, continued

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had a net capital of approximately $1,767,359 and net capital requirements of approximately $343,285. The Company's ratio of aggregate indebtedness to net capital was 2.91 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its shareholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable the shareholder to pay federal income taxes on company profits, among other purposes.

Note 3 -   Lease Commitments

The Company rents office facilities on annual leases that are accounted for as operating leases. Total rental expense was $96,551 for the year ended December 31, 2004 and is reflected in occupancy and equipment costs.

Note 3 -   Lease Commitments, continued

Future minimum required lease payments under all non-cancelable lease agreements are as follows:

December 31,	
2005	$ 43,756
2006	44,778
2007	26,473
	$ 115,007

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 -   Related Party

The Parent has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the Parent under this contract through December 31, 2004, were $10,660,000 and are reflected in other expenses.

Note 6 -   Concentration Risk

At December 31, 2004, and at various other times throughout the period, the Company had cash balances in excess of federally insured limits.

Note 7 -   Commitments and Contingencies

The Company together with others has been named as a defendant in a lawsuit incidental to its securities business that claims approximately $130,000 in commissions, plus approximately $20,000 in unreimbursed expenses. Management disputes these claims and has asserted counter claims. Management intends to present a vigorous defense.

Note 7 -   Commitments and Contingencies

The ultimate outcome of this lawsuit cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreements with its clearing broker-dealers, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealers to the extent of any net loss on the unsettled trades. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealers, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2004

Schedule I

<u>DIRECT TRADING INSTITUTIONAL, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 2,719,842
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		2,719,842
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers	$ 89,957	
Prepaid services	757,176	
Prepaid assets	26,555	(873,688)
Net capital before haircuts on securities positions		1,846,154
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		78,795
Net capital		$ 1,767,359

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 1,058,189
Services payable	4,088,511
Total aggregate indebtedness	$ 5,146,700

<u>DIRECT TRADING INSTITUTIONAL, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 343,285
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 343,285
Net capital in excess of required minimum	$ 1,424,074
Excess net capital at 1000%	$ 1,252,689
Ratio: Aggregate indebtedness to net capital	2.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c 3-1 from the Company's computation.

Schedule II

<u>DIRECT TRADING INSTITUTIONAL, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: National Financial Services, LLC
                                   Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

December 31, 2004



INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Direct Trading Institutional, Inc.

In planning and performing our audit of the financial statements and supplemental information of Direct Trading Institutional, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 28, 2005